Exhibit (a)(l)(f)

FORM OF
PROMISE TO MAKE CASH PAYMENT

Dear Employee,

In exchange for your agreement to amend your outstanding stock options to purchase shares of L-3 Communications Holdings, Inc. (‘‘L-3’’) common stock as indicated by your election form, L-3 hereby promises to pay you a cash payment equal to the revised option price minus the option price, in each case as set forth in the addendum previously distributed to you, multiplied by the number of options with respect to which you have elected to participate in the offer. Any such payment will be paid, less applicable tax withholding, promptly following January 1, 2007. The payments due to you are shown on the attached schedule.

This Promise to Make Cash Payment is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend Certain Options; (2) the e-mail from Ken Manne, Vice President, Human Resources, dated November 20, 2006; (3) the election form; and (4) the withdrawal form (collectively, the ‘‘Offer Documents’’), all of which are incorporated herein by reference. This Promise to Make Cash Payment and the Offer Documents reflect the entire agreement between you and L-3 with respect to this transaction. This Promise to Make Cash Payment may be amended only by means of a writing signed by you and an authorized officer of L-3. This Promise to Make Cash Payment is governed by, and shall be construed in accordance with, the laws of the State of New York.

L-3 COMMUNICATIONS HOLDINGS, INC.
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Date:
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